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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. 3)


                          Emcore Corporation
                            (Name of Issuer)

                              Common Stock
                    (Title of Class of Securities)
--------------------------------------------------------------------------

                                290846104
                              (CUSIP Number)

                     Carolyn S. Reiser, Esq.
                      Shartsis Friese & Ginsburg
                    One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                               March 25, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (10-97)

SCHEDULE 13D

CUSIP No. 290846104                                    Page 2 of 10 Pages

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1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     West Highland Capital, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / X /
                                                            (b) /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  270,000
     REPORTING      --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              270,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     270,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.9
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO and IA
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 290846104                                    Page 3 of 10 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Estero Partners, LLC
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / X /
                                                            (b) /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  223,377
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              223,377
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     223,377
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.4
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 290846104                                    Page 4 of 10 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lang H. Gerhard
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / X /
                                                            (b) /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  270,000
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              270,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     270,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.9
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 290846104                                    Page 5 of 10 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     West Highland Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / X /
                                                            (b) /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  182,532
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              182,532
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     182,532
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.0
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 290846104                                    Page 6 of 10 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Buttonwood Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) / X /
                                                            (b) /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  40,845
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              40,845
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     40,845
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.4
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 290846104                               Page 7 of 10 Pages

ITEM 1.   SECURITY AND ISSUER.

This amended statement relates to shares of Common Stock (the "Stock") of Emcore Corporation ("EMKR"). The principal executive office of EMKR is located at 394 Elizabeth Avenue, Somerset, New Jersey 08873.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, is as follows:

(a) Lang H. Gerhard ("Gerhard"); West Highland Capital, Inc., a California corporation ("WHC"); Estero Partners, LLC, a California limited liability company ("LLC"); West Highland Partners, L.P., a California limited partnership ("WHP"); Buttonwood Partners, L.P., a California limited partnership ("BP").

(b) The business address of Gerhard, WHC, LLC, WHP and BP is 300 Drake's Landing Road, Suite 290, Greenbrae, California 94904.

(c) Gerhard is the sole director and occupies all the executive offices of WHC, which is an investment adviser. Gerhard is the sole manager of LLC. WHC, LLC and Gerhard are the general partners of WHP and BP, which are investment limited partnerships.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Gerhard is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser      Source of Funds               Amount

WHC            Funds Under Management(1)     $5,071,471.26
WHP            Working Capital               $3,427,088.26
BP             Working Capital               $  768,374.06

(1)  Includes funds invested by WHP and BP in Stock.

SCHEDULE 13D

CUSIP No. 290846104                               Page 8 of 10 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

The sole purpose of the acquisitions of the Stock reported herein was and is for investment.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

          Aggregate
          Beneficially
          Owned               Voting Power        Dispositive Power
Name      Number    Percent   Sole      Shared    Sole      Shared

WHC         270,000  2.9      -0-         270,000 -0-         270,000
Gerhard     270,000  2.9      -0-         270,000 -0-         270,000
LLC         223,377  2.4      -0-         223,377 -0-         223,377
WHP         182,532  2.0      -0-         182,532 -0-         182,532
BP           40,845  0.4      -0-          40,845 -0-          40,845

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions by the persons filing this statement in the Stock since January 25, 1998:

     Purchase                 Number         Price
Name  or Sale  Date           of Shares      Per Share

WHP       S    2-9-98         31,850         13.0000
BP        S    2-9-98          6,370         13.0000
WHC       S    2-9-98          7,280         13.0000
WHP       S    2-10-98        42,000         13.4904
BP        S    2-10-98         8,300         13.4904
WHC       S    2-10-98        10,100         13.4904
WHP       S    2-11-98         7,000         15.0000
BP        S    2-11-98         1,400         15.0000
WHC       S    2-11-98         1,600         15.0000
WHP       S    3-25-98        35,000         15.6250
BP        S    3-25-98         6,500         15.6250
WHC       S    3-25-98         8,500         15.6250
WHP       S    3-27-98        58,730         15.5000
BP        S    3-27-98        10,907         15.5000
WHC       S    3-27-98        14,263         15.5000
WHP       S    3-30-98         3,500         15.3438
BP        S    3-30-98           650         15.3438
WHC       S    3-30-98           850         15.3438
WHP       S    4-3-98         53,250         15.5
BP        S    4-3-98          9,000         15.5
WHC       S    4-3-98         12,750         15.5

All transactions were executed through the Nasdaq National Market System.

SCHEDULE 13D
CUSIP No. 290846104                               Page 9 of 10 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Gerhard, WHC and LLC are the general partners of WHP and BP pursuant to limited partnership agreements providing to Gerhard, WHC and LLC the authority, among other things, to invest the funds of WHP and BP in Stock, to vote and dispose of stock and to file this statement on behalf of WHP and BP. Pursuant to such limited partnership agreements, the general partners of WHP and BP are entitled to allocations based on assets under management and realized and unrealized gains, if certain conditions are met. Pursuant to investment management agreements, WHC is authorized, among other things, to invest funds of its various investment advisory clients, and to vote and dispose of those securities. Such investment management agreements may be terminated by either party on notice as provided in such agreements and provide for fees payable to WHC based on assets under management and realized and unrealized gains.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (including power of attorney).

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    April 6, 1998.

LANG H. GERHARD                         WEST HIGHLAND PARTNERS, L.P.
By:  West Highland Capital, Inc.        By:  West Highland Capital, Inc.
     Attorney-in-Fact                        Attorney-in-Fact

     By: /s/ Bonnie George                   By:   /s/ Bonnie George
          Bonnie George                           Bonnie George
          Chief Operating Officer                 Chief Operating Officer

WEST HIGHLAND CAPITAL, INC.             BUTTONWOOD PARTNERS
By:    /s/ Bonnie George                By:  West Highland Capital, Inc.
     Bonnie George                           Attorney-in-Fact
     Chief Operating Offiucer
                                             By:  /s/ Bonnie George
                                                  Bonnie George
                                                  Chief Operating Officer
ESTERO PARTNERS, LLC
By:  West Highland Capital, Inc.
     Attorney-in-Fact

     By:  /s/ Bonnie George
          Bonnie George
          Chief Operating Officer

SCHEDULE 13D

CUSIP No. 290846104                               Page 10 of 10 Pages


                                                            EXHIBIT A

               AGREEMENT REGARDING JOINT FILING
               OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of securities of Emcore Corporation For that purpose, the undersigned hereby constitute and appoint West Highland Capital, Inc., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:    October 21, 1997.


  /s/ Lang H. Gerhard                   WEST HIGHLAND PARTNERS, L.P.
Lang H. Gerhard


WEST HIGHLAND CAPITAL, INC.             By:   /s/ Lang H. Gerhard
                                             Lang H. Gerhard,
                                             General Partner

By:    /s/ Lang H. Gerhard
     Lang H. Gerhard, President         BUTTONWOOD PARTNERS, L.P.


ESTERO PARTNERS, LLC
                                        By:   /s/ Lang H. Gerhard
                                             Lang H. Gerhard,
                                             General Partner
By:    /s/ Lang H. Gerhard
     Lang H. Gerhard, Manager

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